MILBERG WEISS BERSHAD
HYNES & LERACH LLP
WILLIAM S. LERACH (68581)
DARREN J. ROBBINS (168593)
600 West Broadway, Suite 1800
San Diego, CA 92101
Telephone: 619-231-1058
619-231-7423 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

SCOTT PETLER, On Behalf of Himself and All Others Similarly Situated,	CASE NO. CV 803814
Plaintiff,	CLASS ACTION
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
vs.
IKOS SYSTEMS, INC., GERALD S. CASILLI, RAMON A. NUNEZ, WILLIAM STEVENS, GLENN E. PENISTEN, JAMES R. OYLER, JACKSON HU, SYNOPSYS, INC., AART J. DE GEUS and DOES 1-25, inclusive,
Defendants.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

    Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

    1.  This is a stockholder class action brought by plaintiff on behalf of the holders of IKOS Systems, Inc. ("IKOS" or the "Company") common stock against IKOS and its directors and Synopsys, Inc. and its Chairman arising out of defendants' efforts to complete the sale of IKOS to Synopsys (the "Acquisition") at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders. This action seeks equitable relief only.

    2.  IKOS is a diversified technology company engaged in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. IKOS has direct sales operations in North America, the United Kingdom, France, Germany, the Netherlands, Japan and India and a distribution network throughout Asia-Pacific and Israel.

    3.  In fact, instead of attempting to obtain the highest price reasonably available for IKOS for its shareholders, the individual defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Synopsys.

    4.  In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of IKOS to one buying group, and one buying group only, on terms preferential to Synopsys and to subvert the interests of plaintiff and the other public stockholders of IKOS.

JURISDICTION AND VENUE

    5.  This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

    6.  This Court has jurisdiction over IKOS because IKOS conducts business in California and is a citizen of California, as it has its principal place of business at 79 Great Oaks Blvd., San Jose, California. IKOS is a citizen of California. Likewise, certain of the individual defendants, including defendant Casilli, are citizens of California. This action is not removable.

    7.  Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

    8.  Plaintiff Scott Petler is a citizen and resident of California and at all times relevant hereto was a shareholder of IKOS.

    9.  Defendant IKOS is a citizen of California, is a Delaware corporation with its principal place of business located at 79 Great Oaks Blvd., San Jose, California. IKOS is a diversified technology company engaged in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. IKOS has direct sales operations in North America, the United Kingdom, France, Germany, the Netherlands, Japan and India and a distribution network throughout Asia-Pacific and Israel.

    10. Defendant Gerald S. Casilli ("Casilli") has been the Chairman of IKOS since 1989 and served as its Chief Executive Officer from April 1989 until August 1995. Casilli is a citizen of California and a resident of San Mateo. He is a director of IKOS and owned fiduciary duties to IKOS and its stockholders. As of September 29, 2001, he beneficially owed approximately 391,583 shares of IKOS common stock (including approximately 45,800 shares subject to options exercisable within 60 days of September 29, 2001).

    11. Defendants Ramon A. Nunez ("Nunez") is a Director of the Company. Nunez is a citizen of California and a resident of Santa Clara County.

    12. Defendant William Stevens ("Stevens") is a Director of the Company. Stevens is a citizen of California and a resident of San Mateo County.

    13. Defendant Glenn E. Penisten ("Penisten") is a Director of the Company. Penisten is a citizen of California and a resident of Sonoma County.

    14. Defendant James R. Oyler ("Oyler") is a Director of the Company. Oyler is a citizen of Utah.

    15. Defendant Jackson Hu ("Hu") is a Director of the Company. Hu is a citizen of California and a resident of Santa Clara County.

    16. Defendants Casilli, Nunez, Stevens, Penisten, Oyler and Hu are current directors of IKOS and all owe fiduciary duties to IKOS and its stockholders.

    17. The defendants named above in Paragraphs 10-15 are sometimes collectively referred to herein as the "Individual Defendants." As of September 29, 2001, these directors beneficially owned approximately 359,019 shares of IKOS common stock collectively (including approximately 307,556 shares subject to options exercisable within 60 days of September 29, 2001).

    18. Defendant Synopsys, Inc. ("Synopsys") is a citizen of California as it is a Delaware corporation with its principal executive offices in Mountain View, California. Synopsys is a technology company engaged in the creation of EDA tools for the global electronics market. Synopsys also delivers design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on chip.

    19. Defendant Aart J. De Geus ("De Geus") is the Chairman, CEO and Founder of Synopsys.

    20. The defendants listed at Paragraphs 18-19 are referred to as the "Synopsys Defendants." Each of the Synopsys Defendants aided and abetted the breach of fiduciary duty of the Individual Defendants.

    21. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

Defendants' Fiduciary Duties

    22. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

      (a) adversely affects the value provided to the corporation's shareholders;

      (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

      (c) contractually prohibits them from complying with their fiduciary duties;

      (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

      (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

    23. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of IKOS, are obligated to refrain from:

      (a) participating in any transaction where the directors' or officers' loyalties are divided;

      (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

      (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

    24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of IKOS, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

    25. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law. For these same reasons, the Synopsys Defendants who aided and abetted these breaches are liable for their participation.

CLASS ACTION ALLEGATIONS

    26. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all holders of IKOS stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

    27. This action is properly maintainable as a class action.

    28. The Class is so numerous that joinder of all members is impracticable. According to IKOS' Securities and Exchange Commission ("SEC") filings, there were more than 9 million shares of IKOS common stock outstanding as of June 30, 2001.

    29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

      (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

      (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

      (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

      (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of IKOS;

      (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

      (f)  whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

      (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

    30. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

    31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

    32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

    33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

    34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

    35. IKOS is a diversified technology company engaged in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. IKOS has direct sales operations in North America, the United Kingdom, France, Germany, the Netherlands, Japan and India and a distribution network throughout Asia-Pacific and Israel.

    36. In late 1999, an investment banker representing IKOS contacted Dennis Weldon, Treasurer of Mentor Graphics Corp., concerning the possibility of an acquisition of IKOS by Mentor. After internal discussions at Mentor, Mr. Weldon informed the investment banker that Mentor was not interested in pursuing an acquisition at that time.

    37. On July 2, 2001, IKOS and Synopsys announced a stock-for-stock merger pursuant to the terms of which IKOS stockholders were to receive shares of Synopsys common stock, with the final per-share purchase price between $6 and $20 to be determined by IKOS' revenue, change in backlog, and profit before tax during a 12-month measurement period ended June 30, 2002.

    38. Prior to the announcement of the IKOS-Synopsys merger on July 2, 2001, Mentor repeatedly advised IKOS' representatives that Mentor was interested in making a merger proposal to allow Mentor to acquire IKOS. Notwithstanding their knowledge of Mentor's interest in acquiring IKOS, the IKOS directors entered into an unlawful agreement with Synopsys that is intended to preclude the IKOS stockholders from receiving the benefit of a Mentor merger proposal. The conduct of the IKOS directors not only represents a gross dereliction of their responsibility to make informed decisions but is also detrimental to the IKOS stockholders and violates the directors' fiduciary duties. By virtue of these breaches of fiduciary duty, IKOS stockholders have been deprived of the opportunity to consider, vote on, and accept the Mentor merger proposal.

    39. Indeed, IKOS blatantly ignored repeated expressions of interest by Mentor by pursuing a negotiated acquisition after IKOS' self-imposed May 4, 2001 deadline. In May 2001, Bruce Alexander, a managing director of Needham, called Mr. Hinckley (President and CEO of Mentor). In a telephone conversion with Mr. Alexander, Mr. Hinckley expressed Mentor's continued interest in pursing a negotiated acquisition with IKOS. In a meeting among Dr. Rhines (Chairman and CEO of Mentor), Mr. Hinckley, Mr. Weldon and Mr. Alexander on June 5, 2001, Mr. Hinckley informed Mr. Alexander that Mentor remained very interested in acquiring IKOS. Later in June 2001, Mr. Alexander called Mr. Hinckley, and Mr. Hinckley expressed Mentor's continued interested in acquiring IKOS.

    40. None of Mr. Hinckley's expressions of interest in May and June 2001 in acquiring IKOS resulted in any response from IKOS. Instead, IKOS continued ahead with its negotiations with Synopsys. In short, the Individual Defendants conducted a defective sales process.

Defendants, in summary, failed to use either offer in a way that would maximize shareholder value as they have failed to negotiate in good faith with either party.

    41. In addition, other decisions by the IKOS directors reveal improper motivations behind their decision to approve and recommend the IKOS Synopsys merger. For example, certain of the IKOS directors and officers will be eligible to participate in a bonus plan of up to $7.5 million if, and only if, the IKOS-Synopsys merger is consummated. Furthermore, many of these same IKOS directors and officers have or will execute lucrative employment and/or severance agreements providing for, among other things, cash payments and accelerated vesting of their unvested option shares in case of the termination of their employment by Synopsys. Specifically, if the IKOS-Synopsys merger closes in August 2002, each outside director of IKOS will receive an additional option to purchase 6,000 shares of IKOS common stock. All of the unvested options held by outside directors of IKOS also will vest in full and become exercisable immediately prior to the IKOS-Synopsys merger. Additionally, the executive officers of IKOS, with one exception, who are terminated without cause or terminate their own employment within two years of the closing of the IKOS-Synopsys merger will have all of their former IKOS options become fully vested and accelerated in full. Thus, the IKOS directors' motivation in approving and recommending the IKOS-Synopsys merger was not based solely on what was in the best interest of the IKOS stockholders, but rather was based substantially on what was in the IKOS directors' own self- interest.

    42. Indeed, in order to further their self-interest in an IKOS-Synopsys deal, the IKOS directors improperly hired Needham to render a fairness opinion with respect to the IKOS-Synopsys merger and made a significant portion of the Needham fee contingent upon the consummation of that merger. IKOS has agreed to pay Needham an initial fee of $350,000 for rendering its fairness opinion in connection with the IKOS-Synopsys merger. In addition, upon consummation of the IKOS-Synopsys merger, Needham will receive a transaction fee equal to .75% of the aggregate purchase price up to $150 million paid in the IKOS-Synopsys merger, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum "success fee" of $750,000, against which only $200,000 of the initial fee would be credited. Thus, by creating an improper incentive for Needham to find the IKOS-Synopsys merger to be fair, the IKOS directors further breached their fiduciary duties.

    43. On December 7, 2001, the Company issued a press release entitled, "Mentor Graphics Offers to Acquire IKOS Systems, Inc. Offers $11.00 in Cash per Share for All outstanding IKOS Shares." The press release stated in part:

  The following is a statement issued by the Board of Directors of Mentor Graphics Corporation.

    Mentor Graphics Corporation today announced that it is offering to acquire IKOS Systems, Inc. for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys Inc. Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001.

    "Our offer makes strategic sense for both companies," said Walden C. Rhines, Chairman and Chief Executive Officer of Mentor Graphics. "Our acquisition of IKOS will add to Mentor's existing products a proven and complementary emulation product line. IKOS products provide a mid-range verification solution to customers desiring a lower price point solution. Acquiring IKOS will also provide Mentor with North American sales and service capabilities in the emulation arena that we will leverage across our entire product line.

    "For IKOS, our all-cash offer is clearly superior to the present agreement with Synopsys," continued Dr. Rhines. "The Synopsys proposal is subject to onerous closing conditions that IKOS may well not be able to satisfy in the current environment. It is also subject to an uncertain price payable no earlier than August 2002. Our offer is for cash at a price significantly higher than the present trading price and can be consummated quickly, more than seven months earlier than the Synopsys proposal."

    Mentor's offer is not subject to any financing condition, and the offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 8, 2002, unless the offer is extended.

    Mentor beneficially owns 841,600 shares or approximately 9.1% of IKOS' outstanding common stock. The Information Agent for the offer is Mackenzie Partners, Inc.

    The full text of the letter submitted to the Board of Directors of IKOS is printed below.

  December 6, 2001

  Board of Directors of IKOS Systems, Inc.
  IKOS Systems, Inc.
  79 Great Oaks Boulevard
  San Jose, California 95119
  c/o Ramon A. Nunez, President and Chief Executive Officer
  c/o Gerald S. Casilli, Chairman of the Board of Directors

  Offer to Acquire IKOS Systems, Inc.

  Gentlemen:

    Mentor Graphics Corporation ("Mentor Graphics") offers to acquire IKOS Systems, Inc. ("IKOS") at a price of $11.00 per share of IKOS common stock payable in cash.

    Summary of Offer. Our offer, which is based on publicly-available information and is not subject to any financing condition, represents a premium of 37% over the Nasdaq closing price of IKOS' stock on December 6, 2001, and 49.5% over the Nasdaq closing price of IKOS' stock on June 29, 2001, the trading day before the transaction with Synopsys Inc. was announced. Furthermore, our offer represents a premium of 87% over the average Nasdaq closing price of IKOS' stock for the thirty trading days ended December 6, 2001. Our all-cash offer will enable your stockholders to receive the entire premium immediately. This will eliminate the significant risk to your stockholders with respect to the future performance of your business, the EDA industry, the overall stock market or the economy generally that exists under your proposed transaction with Synopsys.

    Our offer is not subject to the onerous closing conditions contained in your agreement with Synopsys—conditions that IKOS may well not be able to satisfy in the current environment. For example, at the revenue/backlog and profit rates of your quarter ended September 30, 2001, it is questionable whether Synopsys would even be required to close the transaction, much less pay your stockholders more than the $6.00 per share minimum in August 2002. In contracts, our offer is for $11.00 per share in cash seven months earlier in January 2002.

    The acquisition consists of a first-step cash tender offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which IKOS' remaining stockholders would receive the same cash prices per share paid in the tender offer.

    Background. As you are no doubt aware, Mentor Graphics approached IKOS in April 2001 to indicate its interest in making an offer for Mentor Graphics to acquire IKOS. On several subsequent occasions, Mentor Graphics indicated its continued interest in acquiring IKOS to IKOS and IKOS' financial advisor.

    We were therefore disappointed that you chose not to contact us prior to your acceptance of the Synopsys agreement—an agreement which we believe your stockholders will find inadequate. We believe that both your stockholders and the investment community will welcome our superior all-cash offer—an offer which can be consummated very quickly. We further believe that the trading price of IKOS' stock since the announcement of your agreement with Synopsys demonstrates that your stockholders have serious reservations about a transaction with Synopsys.

    44. Also on December 7, 2001, the Company issued a press release entitled, "IKOS Systems Announces Commencement of Cash Tender Offer by Mentor Graphics for IKOS Common Stock." The press release stated in part:

    IKOS Systems, Inc., a leading provider of high-performance, hardware-assisted design verification solutions, today announced that Mentor Graphics Corporation has commenced a cash tender offer for all outstanding shares of IKOS common stock at a price of $11.00 per share. The IKOS board of directors will consider the offer consistent with its fiduciary duties and will respond on or before December 20, 2001. IKOS Systems, Inc. is a party to a merger agreement with Synopsys, Inc. (the Agreement and Plan of Merger and Reorganization with Synopsys, Inc., Oak Merger Corporation and IKOS Systems, Inc., dated July 2, 2001).

SELF-DEALING

    45. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:

      (a) the price Synopsys offered to the public shareholders is inadequate; and

      (b) the realizable value from growth and a recovery of the Company's historic performance is far in excess of the Synopsys offer. The Synopsys offer does not reflect this fact nor the fact that the offer is a substantial discount to where IKOS stock would have traded had the defendants not agreed to the Acquisition until after the disclosure of the Company's fourth quarter results for the period ending December 31, 2001.

    46. The Acquisition is designed to essentially freeze IKOS' public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Synopsys.

    47. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company or benefit from the Company's December 31, 2001 results which defendants concealed, but rather, will be cashed out of their IKOS stock without the benefit of defendants' duty to negotiate in good faith.

    48. The director defendants are obligated to maximize the value of IKOS to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

    49. By reason of their positions with IKOS, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of IKOS, and especially the true value and expected increased future value of IKOS and its assets, which they have not disclosed to IKOS' public stockholders. Moreover, despite their duty to maximize shareholder value the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of IKOS' public shareholders.

    50. The proposed sale is wrongful, unfair and harmful to IKOS' public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionally in the true value of IKOS' valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Synopsys on unfair and inadequate terms.

    51. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of IKOS' assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

    52. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

  •
  Undertake an appropriate evaluation of IKOS' worth as an acquisition candidate.

  •
  Withdraw their consent to the sale of IKOS and allow the shares to trade freely—without impediments.

  •
  Act independently so that the interests of IKOS' public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

  •
  Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of IKOS' public stockholders.

  •
  Use the Synopsys and Mentor offers as an opportunity to negotiate in good faith an offer that results in the maximization of shareholder value for IKOS shareholders.

    53. The Individual Defendants have also approved the Acquisition so that it transfers 100% of IKOS' revenues and profits to Synopsys, thus all of IKOS' operations will now accrue to the benefit of Synopsys. By contracts, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

    54. Plaintiff repeats and realledges each allegation set forth herein.

    55. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of IKOS and have acted to put their personal interests ahead of the interests of IKOS shareholders.

    56. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in IKOS.

    57. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Synopsys without regard to the fairness of the transaction to IKOS shareholders. Defendant IKOS directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of IKOS stock.

    58. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of IKOS because, among other reasons:

      (a) they failed to take steps to maximize the value of IKOS to its public shareholders and they took steps to avoid competitive bidding, to cap the price of IKOS stock and to give Synopsys an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

      (b) they failed to property value IKOS; and

      (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the Acquisition.

    59. Because the Individual Defendants dominate and control the business and corporate affairs of IKOS, and are in possession of private corporate information concerning IKOS' assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of IKOS which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

    60. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

    61. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of IKOS' assets and business and have been and will be prevented from obtaining a fair price for their common stock.

    62. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of IKOS' valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

    63. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

    64. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of IKOS' assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to IKOS' minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

    65. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

SECOND CAUSE OF ACTION
Aiding and Abetting Breach of Fiduciary Duty Against the Synopsys Defendants

    66. Plaintiff repeats and alleges each allegation set forth above.

    67. Synopsys actively aided and abetted the Individual Defendants' breaches of their fiduciary duties owed to plaintiff and the Class by knowingly participating in the Individual Defendants' breaches of their duties of loyalty, candor and care. Synopsys and De Geus aided the Individual Defendants in erecting unlawful provisions in the merger agreement which unreasonably limited the conduct of the Individual Defendants all of which has harmed IKOS shareholders. As a result of the conduct alleged herein, Synopsys and De Geus sought to benefit financially.

PRAYER FOR RELIEF

    WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

    A.  Declaring that this action is properly maintainable as a class action;

    B.  Declaring and decreeing that the Acquisition agreement with Synopsys was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

    C.  Enjoining defendants (including the Synopsys Defendants), their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

    D.  Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of IKOS' shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

    E.  Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

    F.  Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

    G.  Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

    H.  Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 14, 2001

MILBERG WEISS BERSHAD HYNES & LERACH LLP WILLIAM S. LERACH DARREN J. ROBBINS
/s/ DARREN J. ROBBINS DARREN J. ROBBINS
600 West Broadway, Suite 1800 San Diego, CA 92101 Telephone: 619-231-1058 619-231-7423 (fax)
Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY